Schedule 13G
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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO. 1)*


                     JAGGED EDGE MOUNTAIN GEAR, INC.
                           (Name of Issuer)

                     COMMON STOCK
                           (Title of Class of Securities)

                     4700 821 08
                           (CUSIP Number)

                     AUGUST 23, 2001
                         (Date of Event Which Requires Filing of this Statement)

This amendment reports exercise of first of three options. Second option covers 1,000,000 shares, exercisable August 1, 2001 through July 31, 2002. The third option covers 1,000,000 shares, exercisable August 1, 2002 through July 31, 2003.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  RULE 13D-1(C)
      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  4700 82 108


       1.      Names of Reporting Person.
               I.R.S. Identification No. of above person (entities only).

                         Top Summit, LLC
                         EIN: 84-1548632

       2. Check the Appropriate Box if a Member of a Group (See Instructions): Not applicable.

       3.      SEC Use Only
                             ---------------------------------------------------

       4. Citizenship or Place of Organization: Colorado limited liability company

Number of      5.  Sole Voting Power: 3,000,000 (plus 1,000,000 shares if
Shares             purchased on option exercise).  The 3,000,000 shares includes
Beneficially       1,000,000 bought on exercise of first option.
Owned by
Each           6.  Shared Voting Power: -0-
Reporting
Person With    7.  Sole Dispositive Power: 3,000,000 (plus 1,000,000 shares if purchased on option exercise).

               8.  Shared Dispositive Power: -0-


       9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares plus 1,000,000 more shares which can be purchased under an option presently exercisable, for a total of 4,000,000 shares. None of the option has been exercised as of the date this Schedule 13G is filed with the Commission. An additional 1,000,000 shares can be purchased under one remaining option, but this other option is not presently exercisable and will not be exercisable in the next 60 days, and therefore is not reported as beneficially owned under the rules.

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not applicable.

       11. Percent of Class Represented by Amount in Row (9): 21.34% of pro forma 18,746,578 outstanding shares of the issuer, assuming option exercise of the second option only, computed in accordance with rule 13d-3(d)(1)(i). Percentage ownership and number of shares outstanding pro forma are based on the number of shares (17,746,578) reported outstanding by issuer in Form 10-QSB for fiscal quarter ended April 30, 2001.

       12. Type of Reporting Person: PN (limited liability company, all members are individuals owning one-eighth interest each).

ITEM  1.       NAME AND ADDRESS OF ISSUER.

       (a)     Name of Issuer: Jagged Edge Mountain Gear, Inc.

       (b) Address of Issuer's Principal Executive Offices: 52 Pilot Knob, PO Box 2514, Telluride, Colorado 81435.

ITEM 2. INFORMATION ABOUT PERSON FILING, AND ABOUT CLASS OF SECURITIES AND CUSIP NUMBER.

       (a)     Name of Person Filing:  Eric. K. Glanzer,
                                       Manager of Top Summit LLC.

       (b)     Address of Principal Business Office or, if none, Residence:
               547 Douglas Fir Drive, Woodland Park, Colorado 80863.

       (c)     Citizenship: USA

       (d)     Title of Class of Securities: Common stock.

       (e)     CUSIP Number: 4700 821 08

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

       (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

       (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

       (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).





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ITEM  4.       OWNERSHIP.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned: 4,000,000 shares including 1,000,000 shares which may be purchased under a presently exercisable option (the "second option"). 1,00,000 additional shares may be purchased under one remaining option, but this other option is not presently exercisable.

       (b)     Percent of class:  21.34%

       (c)     Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: 4,000,000 shares (including shares which are purchasable under second option).

               (ii)   Shared power to vote or to direct the vote:  -0-

               (iii)  Sole power to dispose or to direct the disposition of:
                      4,000,000 shares (including shares which are purchasable under second option.

               (iv)   Shared power to dispose or to direct the disposition of:
                      -0-

     Instruction. For computations regarding securities which represent a right to acquire an underlying security seess.240.13d3(d)(1).

ITEM  5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Instruction: Dissolution of a group requires a response to this item.

ITEM  6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. Not applicable.

ITEM  8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM  9.       NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM  10.      CERTIFICATION

       (a)     Not applicable.

       (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 4, 2001


/s/ Eric K. Glanzer
------------------------------
Signature


Eric K. Glanzer, Manager
------------------------------
Name/Title

EXHIBIT RESPONSIVE TO ITEM 8,
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The members of the reporting person, i.e., the limited liability company, are:

John H. and Sally J. Drabing JTWROS [12.5% ownership]

William A. and Roma K. Fischer, tenants in common [12.5% ownership]

James D. and Carolyn D. Engquist JTWROS [12.5% ownership]

Patrick J. Halloran [12.5% ownership]

Mid-Ohio Securities Cust FBO
Robert Tocher IRA [12.5 ownership]

Mid-0hio Securities Cust FBO
Eric K. Glanzer SEP IRA [12.5 ownership, and Manager]

Mid-Ohio Securities Cust FBO
Curt H. Douglas Roth IRA [12.5% ownership]

Mid-Ohio Securities Cust FBO
Melvin D. Wolffis IRA [12.5% ownership]



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